Exhibit (a)(1)(J)
FORM OF COVER E-MAIL FOR AMENDMENT NO. 1

From: Total Rewards
To: All Eligible Option Holders
Subject: Update on the R1 Stock Option Exchange Program
Date: May 18, 2017

We wanted to make you aware of an amendment to the Schedule TO (the "amendment") that was filed today with the Securities and Exchange Commission related to the voluntary, one-time stock option exchange program (the “Offer”), filed by R1 RCM Inc. (“R1”, “we”, or the “Company”) last Friday, May 12, 2017. The complete details of the amendment can be found at www.sec.gov by clicking here.
The amendment clarifies that:

•
Only those options that have an exercise price that is greater than the closing price of our common stock on both the date that is the business day immediately prior to commencement of the Offer (i.e., May 11, 2017) and the date that is the closing of the Offer (i.e., currently scheduled to be June 12, 2017) are eligible to be exchanged in the Offer;

•
If we notify participants of a material change to the terms of the Offer, including any change to the number of eligible options or a reset of the exchange ratios, then we will extend the Offer to remain open for at least ten (10) business days from the date of such notice; and,

•	For purposes of a closing condition to the Offer that relates to potential changes in our stock price, the date of measurement is May 11, 2017, which is the date we determined the exchange ratios.
The amendment does not modify or update in any way the other disclosures or terms made in the Offer that was previously filed other than as set forth in the amendment and has no impact on the individual election form that you received last Friday, May 12, 2017.
Remember, your participation in the Offer is voluntary. R1 makes no recommendations about whether you should or should not elect to exchange your Eligible Options. You must make your own decision regarding your participation in the Offer. You will have until 11:59 p.m., Central Time, on June 12, 2017 to elect to participate in the Offer.
We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Offer.

If you do nothing, you will be making a decision not to participate in the Offer and you will retain your Eligible Options under their current terms and conditions. Similarly, if we do not receive your properly completed Election Form before the Offer expires, you will have rejected this Offer and you will keep your Eligible Options under their current terms and conditions.
If you have any questions about this email, please contact Janella Kaczanko at jkaczanko@r1rcm.com.